September 13, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Bradley Ecker
Jennifer Angelini
Charles Eastman
Martin James

Re:	Glatfelter Corporation
Registration Statement on Form S-4/A
Filed September 10, 2024
File No. 333-281733

Dear Mr. Ecker:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Glatfelter Corporation, a Pennsylvania corporation (the “Registrant”), hereby respectfully requests that the U.S. Securities and Exchange Commission accelerate the effective date of the Registration Statement, so that it is declared effective at 4:00 p.m. (Eastern Time) on September 17, 2024, or as soon as practicable thereafter or at such later time as the Registrant or its counsel may request by telephone.

Please contact our counsel, King & Spalding LLP, by calling Jonathan B. Newton at (713) 276-7382, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Thank you for your assistance in this matter.

Sincerely,
GLATFELTER CORPORATION

By:	/s/ Jill L. Urey
Name: Jill L. Urey
Title: Vice President, General Counsel & Compliance

cc:	Jonathan B. Newton, King & Spalding LLP